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                                November 30, 2020

       Ross Tennenbaum
       Chief Financial Officer
       Avalara, Inc.
       255 South King Street, Suite 1800
       Seattle, WA 98104

                                                        Re: Avalara, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No. 001-38525

       Dear Mr. Tennenbaum:

               We have reviewed your filing and have the following comment. In our comment, we ask that you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Consolidated Statements of Cash Flows, page 76

   1. You state that funds held from customers represent cash and cash equivalents that, based on your intent, are
restricted solely for satisfying the obligations to remit funds relating to your tax remittance
services. Please explain how you classify client funds in your consolidated statements
of cash flows and specifically address how you considered the guidance in ASC
230-10-45-4, 45-24 and 50-8.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ross Tennenbaum
Avalara, Inc.
November 30, 2020
Page 2

        You may contact Joyce Sweeney, Staff Accountant at 202-551-3449 or Kathleen Collins,
Accounting Branch Chief at 202-551-3499 if you have questions regarding our comment on the financial statements and related matters.



                                                           Sincerely,
FirstName LastNameRoss Tennenbaum
                                                            Division of
Corporation Finance
Comapany NameAvalara, Inc.
                                                            Office of
Technology
November 30, 2020 Page 2
cc:       Dan Manning - Avalara, Inc, Chief Accounting Officer
FirstName LastName